EXHIBIT 2A

                               SUPPORT AGREEMENT

     THIS AGREEMENT made the 15th day of February, 2000.
B E T W E E N:

               BCE INC.,
               a company existing under the laws of
               Canada,

               (hereinafter called "BCE"),

                                                            OF THE FIRST PART,
                         - and -

               TELEGLOBE INC.,
               a company existing under the laws of
               Canada,

               (hereinafter called the "Company"),

                                                            OF THE SECOND PART.

     WHEREAS BCE desires to acquire (the "Acquisition") all of the common shares not already owned by it or its affiliates (the "Common Shares") in the capital of the Company and is prepared to make an offer to acquire such Common Shares or enter into an alternative transaction structure which would result in the acquisition by the Offeror of such Common Shares;

     AND WHEREAS BCE has entered into agreements (the "Lock-up Agreements") with Charles Sirois and Kenny A. Troutt and related parties (the "Locked-up Shareholders") pursuant to which, among other things, BCE has agreed to make, directly or indirectly, an offer to purchase all the issued and outstanding Common Shares on the terms and subject to the conditions set forth in the Lock-up Agreements and such Locked-up Shareholders have irrevocably agreed to tender all of the Common Shares held by them to such offer and to otherwise support such offer;

     AND WHEREAS the board of directors of the Company (the "Board of Directors") has determined, after receiving financial and legal advice, that it would be advisable and in the best interests of the holders of the Common Shares for the Board of Directors to support the Offer (as hereinafter defined) and to recommend acceptance of the Offer to the holders of Common Shares and for the Company to cooperate with the Offeror and take all reasonable action to support the Offer, all on the terms and subject to the conditions contained herein;

     NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereto hereby covenant and agree as follows:

                                   ARTICLE 1
                                   THE OFFER

1.1  The Offer

     BCE shall promptly publicly announce its intention to make the Acquisition and, subject to the terms and conditions set forth below, the Offeror shall make an offer to purchase all outstanding Common Shares, including Common Shares issuable upon the conversion, exchange or exercise of any securities of the Company that are convertible into or exchangeable or exercisable for Common Shares (the "Convertible Securities") (the "Offer"). The term "Offer" shall include any further amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including, without limitation, removing or waiving any condition or extending the date by which Common Shares may be deposited.

  (a) The Offer will be made to the holders of all the issued and outstanding Common Shares on the basis of (the "Consideration"), for each Common Share, that portion (the "Share Exchange Ratio") of a common share in the capital of BCE (a "BCE Share") determined as follows:

      (i) in the event the closing of the Nortel Transaction (as hereinafter defined) occurs prior to the First Take-Up Date (as hereinafter defined), the ratio (expressed to three decimal places with amounts less than 0.0005 being rounded down and amounts equal to or greater than 0.0005 being rounded up, in each case to the nearest one-thousandth of a BCE Share) obtained by dividing (A) Cdn.$48.41 by
          (B) the weighted average trading price of the BCE Shares on The Toronto Stock Exchange (the "TSE") for the ten trading days ending on the fifth business day immediately preceding the day on which BCE first takes up Common Shares under the Offer (the "First Take-Up Date"), such weighted average trading price being referred to as the "BCE Weighted Average Trading Price"; and

      (ii) in the event the closing of the Nortel Transaction (as hereinafter defined) has not been completed or is terminated prior to the First Take-Up Date, 0.3 of a BCE Share per Common Share.

     (b) The Share Exchange Ratio specified in paragraph (a)(i) above shall be subject to a minimum of 0.85 of a BCE Share per Common Share and a maximum of
0.97 of a BCE Share per Common Share.

     (c) Subject to subsection 5.8(c), the Offeror shall mail the Offer and accompanying take-over bid circular (such circular, together with the Offer, being referred to herein as the "Bid Circular") in accordance with applicable laws to each holder of Common Shares (a "Shareholder") as soon as reasonably practicable following the distribution to BCE's shareholders of most of its interest in Nortel Networks Corporation, as announced on January 26, 2000 (the "Nortel Transaction") but, in any event, by 5:00 p.m. (Montreal time) on July 31, 2000 (such time on such date being referred to herein as the "Latest Mailing Time"); provided, however, that if the mailing of the Offer is delayed by (x) an injunction or order made by a court or regulatory authority of competent jurisdiction or (y) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to mail the Offer or to take-up and pay for any Common Shares tendered under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the latest Mailing Time shall be extended for a period ending on the earlier of November 30, 2000 and the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable.

     (d) Prior to the mailing of the Bid Circular, the Offeror shall provide the Company with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.

     (e) The Offer will be made in accordance with applicable securities legislation in Canada, the United States and other jurisdictions where the Shareholders of the Company are located and shall be open for acceptance for a period that does not expire prior to 12:01 a.m. (local time) on the 21st business day after the day (the "Mailing Date") that the Offer is mailed to Shareholders or such later time and date as may be required by applicable law, subject to the right of the Offeror in its sole discretion to extend the period during which Common Shares may be deposited under the Offer (the "Expiry Time"). The Offer shall be subject only to the conditions set forth in Schedule A annexed hereto. The Offeror shall use all reasonable commercial efforts to consummate the Offer, subject to the terms and conditions hereof and thereof.

     (f) The Offer will provide that where a corporation ("Holdco"), incorporated under the laws of Canada on or after February 1, 2000 and having no assets other than Common Shares and no liabilities whatsoever is the beneficial owner and holder of record of Common Shares, all the shareholders of Holdco (the "Holdco Shareholders") shall be entitled to jointly elect (the "Holdco Election") to accept the Offer by selling to the Offeror all the outstanding shares of Holdco (the "Holdco Shares") for an aggregate consideration identical to that which Holdco would have been entitled to receive had such Common Shares been deposited under the Offer, provided that, at least seven business days prior to the Expiry Time, such Holdco Shareholders shall have notified the Offeror that they desire to tender Holdco Shares under the Offer and, at or prior to the Expiry Time of the Offer, such Holder Shareholders and such Holdco shall have entered into a share purchase agreement with the Offeror containing such representations and warranties, terms and conditions and indemnities as the Offeror may reasonably request in connection therewith, including, without limitation, the representations and warranties, terms and conditions and indemnities set out in Schedule B hereto, and containing the requirement for such holders to arrange for the provision of a legal opinion of such holders' legal counsel in form satisfactory to the Offeror, acting reasonably, in connection with the closing of the purchase and sale of such Holdco Shares.


     (g) Notwithstanding the provisions of the foregoing paragraph, in the event that the Offeror proposes an Alternative Transaction (as hereinafter defined) which would be more favourable to U.S. Shareholders of the Company from a tax perspective, the Holdco Election shall be available to the Locked-Up Shareholders in connection with such Alternative Transaction only if the Offeror shall be satisfied that the Holdco Election will not adversely affect (i) the ability of the Offeror to proceed with such Alternative Transaction and (ii) the intended tax benefits to be conferred on such Shareholders by such Alternative Transaction.

     (h) It is understood and agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided, however, that the Offeror will not, without the prior consent of the Company, decrease the consideration per Common Share, change the form of consideration payable under the Offer (other than to add additional consideration), decrease the number of Common Shares sought under the Offer, impose additional conditions to the Offer, or otherwise vary the Offer in a manner which is adverse to the Shareholders.

     (i) The obligation of the Offeror to make the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror, any or all of which may be waived by the Offeror in whole or in part in its sole discretion without prejudice to any other rights it may have under this Agreement:

          (i) the obligations of BCE hereunder shall not have been terminated pursuant to section 6.1;

          (ii) the Offeror shall have determined prior to March 14, 2000, acting reasonably, that the Offer would not have an impact on the grant of a favourable tax ruling with respect to the Nortel Transaction;

          (iii) the Board of Directors shall have recommended that Shareholders accept the Offer and shall not have withdrawn such recommendation or changed such recommendation in a manner that has substantially the same effect as the withdrawal thereof;

          (iv) the Board of Directors shall have prepared and approved in final form, for distribution by the Company on the date the Offer is made, the Directors' Circular (as hereinafter defined) which circular shall contain (i) a recommendation that Shareholders accept the Offer and (ii) a copy of the fairness opinion from Lehman Brothers dated the date hereof opining that the consideration to be received under the Offer by the Shareholders is fair, from a financial point of view, to the Shareholders;

          (v) no circumstance, fact, change, event or occurrence caused by a person other than BCE or its affiliates shall have occurred that would render it impossible for one or more of the conditions set out on Schedule A hereto to be satisfied, except if any such circumstance, fact, change, event or occurrence has been approved or ratified by the Chairman of the Board of Directors; and

          (vi) no cease trade order, injunction or other prohibition at law shall exist against the Offeror making the Offer or taking up or paying for any Common Shares to be deposited under the Offer.

1.2 Company Approval of the Offer

     The Company represents and warrants to and in favour of the Offeror, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement, that, as of the date hereof:

          (a) its Board of Directors, upon consultation with its financial and legal advisors, has determined that the consideration to be offered under the Offer is fair from a financial point of view to the Shareholders and that the Offer is in the best interests of the Shareholders, has approved this Agreement and has resolved to recommend that the Shareholders accept the Offer; and

          (b) after reasonable inquiry, the Board of Directors has been advised and believes that each of the directors and the Named Executive Officers (as defined in the Company's Management Proxy Circular dated March 31, 1999) intends to tender under the Offer all Common Shares (excluding Common Shares issuable upon the exercise of Options (as defined in Section 1.3) held by such person) of which he or she is the beneficial owner.

     The Company shall prepare and make available for distribution contemporaneously with the Bid Circular, in both the English and French languages as circumstances may require, sufficient copies of a directors' circular relating to the Offer (the "Directors' Circular"), prepared in accordance with applicable laws, which shall reflect the foregoing determinations and recommendation, and the Company shall take all reasonable action to support the Offer. If prior to the Expiry Time another bona fide written Acquisition Proposal (as defined in section 5.2 of this Agreement) is made for which adequate financial arrangements have been made, then the Board of Directors shall be entitled to withdraw, modify or change any recommendation regarding the Offer provided that (i) the Board of Directors has determined in good faith and in the proper discharge of its fiduciary duties (after receiving advice from its financial and legal advisors) that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that is more favourable to Shareholders than the Offer (any such offer or proposal being referred to herein as a "Superior Proposal"); and (ii) the Board of Directors has complied with its obligations under section 5.2 of the Agreement and BCE and the Offeror have declined to amend this Agreement and the Offer in the manner contemplated in section 5.2(e) hereof. If the Board of Directors so withdraws, modifies or changes any recommendation regarding the Offer, the Company and the Board of Directors shall be entitled to cause any such withdrawal, modification or change to be reflected in a public announcement and in a directors' circular.

     Prior to the final approval thereof by the Board of Directors, the Company shall provide the Offeror with an opportunity to review and comment on the form of the Directors' Circular, recognizing that whether any such comments are appropriate will be determined by the Board of Directors of the Company, acting reasonably.

     The Company shall provide the Offeror, within two business days following the execution and delivery of this Agreement, with a list (in both written and electronic form) of the holders of Common Shares and 5.40% Convertible Third Series Preferred Shares (the "Third Series Preferred Shares") and a list of participants in book-based nominee registrants such as CDS & Co., together with their addresses and respective holdings of Common Shares. The Company shall concurrently provide the Offeror with the names, addresses and holdings of all persons having rights to acquire Common Shares (including all Convertible Securities) and the details of such rights (including the exercise or conversion price and whether such rights have vested or are currently exercisable) and, to the extent applicable, shall provide the Offeror with a list of participants in book-based nominee registrants such as CDS & Co., together with their addresses and respective holdings of Convertible Securities. The Company shall from time to time furnish the Offeror with such additional information, including updated or additional lists (in both written and electronic form) of Shareholders and/or holders of Convertible Securities and lists of securities positions and other assistance as the Offeror may reasonably request in order to be able to communicate the Offer to the Shareholders and to holders of Convertible Securities and to such other persons as are entitled to receive the Offer under applicable laws.

1.3 Outstanding Stock Options

 (a) The Company represents and warrants that it has not, and covenants and agrees that it will not, take any action under the stock option plans of the Company, Excel Communications Inc. and their respective subsidiaries (the "Stock Option Plans") to accelerate the time at which any option or other rights issuable thereunder ("Options") may be first exercised or the time during which any Option will become exercisable, except
(i) for 575,172 Options held by Charles Sirois which shall be accelerated effective as of the date of this Agreement and (ii) that such acceleration shall occur automatically between the date hereof and the First Take-Up Date, in respect of unvested Options held by an optionholder whose employment is terminated between such dates, other than for cause or voluntarily terminated, in which case in addition to such acceleration, such accelerated Options shall be exercisable for the period commencing on the date of such termination and ending on (x) the date that is 90 days following the First Take-Up Date, if prior to the First Take-Up Date such optionholder agrees to surrender all unexercised Options in exchange for options to acquire BCE Shares as contemplated in subsection 1.3(b) below, or (y) the Expiry Time, in any other case.

     (b) The Company agrees to use reasonable commercial efforts to enter into arrangements with the holders of outstanding Options, in form and substance satisfactory to the Offeror, acting reasonably, so that all unexercised Options (including unvested Options) granted pursuant to the Stock Option Plans shall have been surrendered in exchange for options to acquire BCE Shares which vest on the same terms as the surrendered options and with an exercise price based on the Share Exchange Ratio specified in section 1.1 hereof.

1.4 Directors and Officers

     (a) Prior to or contemporaneously with the execution of this Agreement, Charles Sirois shall have resigned or shall resign as Chief Executive Officer of the Company, and the Board of Directors shall have appointed or shall appoint Paolo Guidi and Christina Gold as co-Chief Executive Officers in his stead and Jean C. Monty (the "Chairman of the Board") as Chairman of the Board of Directors. An office of the Chairman shall be created contemporaneously therewith composed of Jean C. Monty, Paolo Guidi and Christina Gold.

     (b) Subject to the Articles of the Company, as they may be applicable from time to time, promptly upon the purchase by the Offeror of any Common Shares under the Offer and from time to time thereafter: (a) the Company acknowledges that BCE shall be entitled to designate at least a majority of the Board of Directors, and of any committees thereof, and (b) the Company and its Board of Directors shall, upon request by BCE, but subject to applicable law, promptly use its reasonable commercial efforts (i) to expand the Board of Directors, (ii) secure the resignations of such number of directors, (iii) cause the Teleglobe Directors (as defined in the articles of the Company) to nominate as directors of the Company, and/or (iv) take all other action, in each case as is necessary to enable BCE's designees to be elected or appointed to the Board of Directors and shall use its reasonable commercial efforts to cause BCE/s designees to be so elected or appointed.

1.5 Subsequent Acquisition Transaction

     The Company agrees with BCE that in the event the Offeror takes up and pays for Common Shares under the Offer, it will assist the Offeror in any use by the Offeror of the compulsory acquisition provisions of Section 206 of the Canada Business Corporations Act (the "CBCA"), if available, (a "Compulsory Acquisition") and will assist BCE and the Offeror in connection with any proposed amalgamation, statutory arrangement, merger, capital reorganization, consolidation, recapitalization or other transaction of or involving the Company and BCE, the Offeror or another affiliate of BCE (a "Subsequent Acquisition Transaction") to acquire the remaining Common Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

1.6 Guarantee of BCE

     In the event that the Offeror is not BCE but is a direct or indirect wholly-owned subsidiary thereof, BCE hereby unconditionally and irrevocably guarantees the due and punctual performance by the Offeror of each and every obligation of the Offeror arising under this Agreement, including, without limitation, the making of the Offer and the taking up and paying for Common Shares duly deposited thereunder, subject to the terms and conditions as specified in this Agreement.

                                   ARTICLE 2
                     REPRESENTATIONS AND WARRANTIES OF BCE

     BCE hereby represents and warrants to the Company as follows, and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement:

2.1 Organization and Qualification

     BCE is validly existing under the CBCA and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. BCE is duly qualified to carry on business in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities, makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, operations (including results of operations), assets, properties or condition (financial or otherwise) of BCE and its subsidiaries taken as a whole (a "BCE Material Adverse Effect"). For purposes of this Agreement, a BCE Material Adverse Effect shall not apply to any event that applies to the telecommunications industry generally.

2.2 Authority Relative to this Agreement

     BCE has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement (including any Alternative Transaction) by BCE and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the board of directors of BCE and no other corporate proceedings on the part of BCE are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by BCE and constitutes a valid and binding obligation of it, enforceable by the Company against BCE in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The execution and delivery by BCE of this Agreement and the performance by it of its obligations hereunder and the completion of the Offer, after obtaining any necessary regulatory approvals, will not: (a) violate, conflict with or result in a breach of any provision of:
(i) the constating documents of BCE; (ii) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence, franchise or permit to which BCE is a party or by which it is bound; or (iii) any law, regulation, order, judgment or decree to which BCE is subject or by which it is bound; (b) give rise to any right of termination, or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity, under any such agreement, contract, licence, franchise or permit which is material to BCE and its subsidiaries taken as a whole; or (c) result in the imposition of any encumbrance, charge or lien upon any of the assets of BCE or any of its subsidiaries, other than any such violations, conflicts, breaches, rights or encumbrances, charges or liens which will not, individually or in the aggregate, have a BCE Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

2.3 Issuance of BCE Shares under Offer

     The unissued BCE Shares to be issued by BCE to Shareholders pursuant to the Offer have been duly and validly authorized and, when issued and delivered as part of the consideration paid for any Common Shares acquired by the Offeror pursuant to the Offer, will be duly and validly issued as fully paid and non-assessable shares in the capital of BCE. BCE shall not convene a shareholders meeting to approve the Offer (including any Alternative Transaction), unless such meeting is required to satisfy stock exchange requirements.

2.4 Filings

     Documents or information filed by BCE under applicable securities laws since and including January 1, 1999, including the annual report to shareholders and annual information form of BCE, in each case, for the fiscal year ended December 31, 1998 (collectively, the "BCE Public Documents"), did not, as of their respective dates, contain any untrue statement of a material fact adverse to BCE and its subsidiaries and their respective businesses or omit to state a material fact adverse to BCE and its subsidiaries and their respective businesses required to be stated therein or necessary to make the statements relating to BCE and its subsidiaries and their respective businesses therein, in light of the circumstances under which they were made, not misleading.

2.5 Financial Statements

     The audited consolidated financial statements of BCE as at and for the financial year ended December 31, 1998, including the notes thereto and the report of BCE's auditors thereon, and the unaudited consolidated financial statements of BCE as at and for the periods ended March 31, June 30 and September 30, 1999 were prepared in accordance with generally accepted accounting principles in Canada applied on a basis consistent with prior periods, are correct and complete and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of BCE and its subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, earnings and results of operations of BCE and its subsidiaries on a consolidated basis for the respective periods covered thereby.

2.6 Lock-up Agreements

     BCE has entered into the Lock-up Agreements with the Locked-Up Shareholders and, except as disclosed to the Company, has not entered into any other agreements with such holders or other Shareholders in respect of the Offer.

2.7 Absence of Certain Changes or Events

     Except as disclosed in the BCE Public Documents, since January 1, 1999: (a) BCE and its subsidiaries have conducted their respective businesses only in the usual, ordinary and regular course and consistent with past practice; (b) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a BCE Material Adverse Effect, has been incurred; and (c) there has not been any event which has had or is reasonably likely to have a BCE Material Adverse Effect.

                                   ARTICLE 3
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to the Offeror as follows, and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement:

3.1 Organization and Qualification

     The Company is validly existing as a corporation under the CBCA and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. The Company is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, operations (including results of operations), assets, properties or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Effect"). For the purposes of this Agreement, a Company Material Adverse Effect shall not apply to any event that applies to the telecommunications industry generally. Copies of the articles of amalgamation of the Company dated January 1, 1999 and the by-laws of the Company heretofore delivered to BCE are accurate and complete as of the date hereof and have not been amended or superseded, and the Company has not taken any action to amend or supersede such documents.

3.2 Subsidiaries

     Each subsidiary of the Company is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities, makes such qualification necessary, except where the failure to be so qualified will not have a Company Material Adverse Effect.

3.3 Compliance with Law

     The Company and each of its subsidiaries has complied with and is in compliance with all laws and regulations applicable to the operation of their respective businesses, including applicable laws, except where failure so to comply will not have a Company Material Adverse Effect, and each of them has all licences, permits, orders or approvals of, and has made all required registrations with, and has submitted all required regulatory reports and tariffs payments to any governmental or regulatory body, except where the failure to so obtain such licenses, permits, orders or approvals, or make such registrations, filings or payments, will not have a Company Material Adverse Effect.

3.4 Capitalization

     The authorized equity capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Class A non-voting shares and an unlimited number of preferred shares, issuable in series. As at February 14, 2000, 254,244,154 Common Shares, no Class A non-voting shares and 5,000,000 redeemable convertible third series preferred shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company. In addition, as at January 31, 2000, there were outstanding 17,312,827 Options providing for the issuance of 17,312,827 Common Shares upon the exercise thereof and on February 15, 2000, the Board of

Directors granted in the normal course of business 819,431 Options providing for the issuance of 819,431 Common Shares upon the exercise thereof and the terms of Options granted to Optionholders (including exercise price and vesting) have been disclosed in the disclosure statement delivered by the Company to BCE contemporaneously with the execution and delivery of this Agreement (the "Company Disclosure Statement"). Except as described in this section 3.4 and except for the conversion rights attaching to the Third Series Preferred Shares in the capital of the Company and the rights of BCE under an agreement dated May 7, 1987, as amended from time to time and except with respect to options granted to employees or consultants of Orbcomm Global, L.P., there are no options, warrants, conversion privileges, calls or other rights (including any rights pursuant to any shareholder rights plan of the Company), agreements, arrangements, commitments or obligations of the Company or its subsidiaries to issue or sell any shares of any capital stock of the Company or of any of its subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of the Company or any of its subsidiaries, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Company or any of its subsidiaries, except for 333,000 performance units issued to Paolo Guidi and 50,000 restricted shares issued to Christina Gold. Except for BCE, the holders of outstanding Common Shares are not entitled to any pre-emptive or other similar rights.

3.5 Authority Relative to this Agreement

     The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby other than the Shareholders' approval contemplated in Schedule C. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by BCE against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Offer, after obtaining any necessary regulatory approvals, will not: (a) violate, conflict with or result in a breach of any provision of: (i) the constating documents of the Company or any of its subsidiaries; (ii) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence, franchise or permit to which it or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound; or (iii) any law, regulation, order, judgment or decree to which it or any of its subsidiaries is subject or by which it or any of its subsidiaries is bound; (b) give rise to any right of termination, or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity, under any such agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence, franchise or permit which is material to the Company and its subsidiaries taken as a whole; or (c) give rise to any rights of first refusal or change in control or influence or any restriction or limitation under any such agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence, franchise or permit, or result in the imposition of any encumbrance, charge or lien upon any of the Company's assets or the assets of any of its subsidiaries, other than any such violations, conflicts, breaches, rights or encumbrances, charges or liens which will not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.6 Filings

     Documents or information filed by the Company under applicable Canadian and United States securities laws since and including January 1, 1999 to and including the date hereof, including the Company's: (a) annual report to shareholders for the financial year ended December 31, 1998; (b) management information circular dated March 31, 1999 in respect of the annual meeting of shareholders held May 12, 1999; (c) the 1998 annual information form dated May 17, 1999; (d) interim consolidated financial statements for the quarters ended March 31, June 30 and September 30, 1999, (collectively, the "Company Public Documents"), are, as of their respective dates, in compliance in all material respects with such applicable securities laws and did not contain any untrue statement of a material fact adverse to the Company and its subsidiaries and their respective businesses or omit to state a material fact adverse to the Company and its subsidiaries and their respective businesses required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.7 Financial Statements

     The audited consolidated financial statements of the Company for the financial year ended December 31, 1998 including the notes thereto and the report of the Company's auditors thereon (the "Audited Financial Statements"), the unaudited consolidated financial statements of the Company as at and for the periods ended March 31, June 30 and September 30, 1999, all as contained in the Company Public Documents, and the unaudited consolidated financial statements of the Company as at and for the year ended December 31, 1999 provided to BCE, were in each case prepared in accordance with United States generally accepted accounting principles (and, in the case of the Audited Financial Statements, also in accordance with Canadian generally accepted accounting principles) applied on a basis consistent with prior periods, are correct and complete and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company and its subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, earnings and results of operations of the Company and its subsidiaries on a consolidated basis for the respective periods covered thereby.

3.8 Absence of Certain Changes or Events

     Except as disclosed in the Company Public Documents or in the Company Disclosure Statement, since January 1, 1999: (a) the Company and its subsidiaries have conducted their respective businesses only in the usual, ordinary and regular course and consistent with past practice; (b) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Company Material Adverse Effect, has been incurred; and (c) there has not been any event which has had or is reasonably likely to have a Company Material Adverse Effect.

3.9 Severance and Employment Agreements

     Except as disclosed in the Company Public Documents and for the employment agreement of Christina Gold dated September 14, 1999, neither the Company nor any of its subsidiaries has entered into any written or oral agreement providing for, in excess of U.S.$500,000 individually or U.S.$5,000,000 in the aggregate, severance or termination payments upon a change of control to any senior officer or director of the Company or its subsidiaries.

3.10 Benefit Plans

         Except as disclosed in the Company Disclosure Statement:

     (a) each registered or supplementary pension, retirement, profit sharing, bonus, savings, deferred compensation, stock option, purchase, appreciation, group insurance or other material employee or retiree benefit plans, programmes or arrangements, formal or informal, oral or written, maintained or contributed to by the Company or any of its subsidiaries (each plan, programme or arrangement, a "Plan") has been administered, operated and funded in material compliance with its terms and all applicable laws or other legislative, administrative or judicial promulgations applicable to such Plan and there are no unfunded liabilities in respect of such pension or retirement plan and all required contributions thereunder have been made in material compliance with (i) all applicable laws or other legislative, administrative or judicial promulgations applicable to such Plan and (ii) the terms of such Plan; and

     (b) the assets of each Plan which is a registered pension plan are at least equal to the liabilities, contingent or otherwise of such Plan on a plan termination basis and each such Plan is fully funded on a going concern and solvency basis in accordance with its terms, applicable actuarial assumptions and applicable laws.

3.11 Litigation, Etc.

     Except as reflected in the Company Public Documents, there is no claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against or relating to the Company or any of its subsidiaries or affecting any of their properties or assets before or by any court or governmental or regulatory authority or body which, if adversely determined, is likely to have a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement, nor is the Company aware of any basis for any such claim, action, proceeding or investigation. Neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Company Material Adverse Effect or prevent or materially delay consummation of the transactions contemplated by this Agreement.

3.12 Taxes

     The Company and each of its subsidiaries has duly and timely filed all tax returns required to be filed by it and all such tax returns are true, complete and correct in all material respects. The Company and each of its subsidiaries has paid all Taxes which are due and payable, by it on or before the date hereof, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of the Company. There are no actions, suits, proceedings, investigations or claims threatened against the Company or any of its subsidiaries in respect of Taxes or any matters under discussion with any governmental authority relating to Taxes asserted by any such authority, in each case, which are likely to have a Company Material Adverse Effect. There are no liens for Taxes upon any asset of the Company or any of its subsidiaries except liens for Taxes not yet due. "Taxes" as used in this agreement, shall mean any taxes, charges, fees, levies or other assessments, including all net income, gross income, premiums, sales and use, goods and services, harmonized sales, employer health, ad valorem, transfer, gains, profits, windfall profits, excise, franchise, real and personal property, gross receipts, capital stock, production, business and occupation, employment, disability, payroll, licence, stamp, customs duties, severance or withholding taxes, other taxes or similar charges of any kind whatsoever imposed by any governmental entity and includes any interest, fines and penalties on or additions to any such taxes or in respect of a failure comply with any requirement relating to any tax return.

3.13 Title to Properties

     The Company and each of its subsidiaries has sufficiently good and valid title to, or an adequate leasehold interest in, its respective material properties and assets (including real property) in order to allow it to conduct, and continue to conduct, its business as currently conducted in all material respects, other than any such failures which do not, individually or in the aggregate, have a Company Material Adverse Effect.

3.14 Trademarks

     The Company and its subsidiaries own or possess the right to use all trademarks, service marks and trade names necessary for the continued provision of services in a manner consistent with past practices, free and clear of any claim, lien or encumbrance, except in circumstances that, in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. To the knowledge of the Company, there is no violation by others of any right of the Company or any of its subsidiaries with respect to any trademark or trade name of the Company that is reasonably likely to have a Company Material Adverse Effect. The Company is not infringing upon any trademark or trade name of any third party in a manner that is reasonably likely to have a Company Material Adverse Effect and no proceedings have been instituted or are pending or threatened, and no claim has been received by the Company, alleging any such violation that, in any such case, is reasonably likely to have a Company Material Adverse Effect.

3.15 Fairness Opinion

     The Company has received an opinion from Lehman Brothers that, as of the date hereof, the consideration to be received in the Offer by the Shareholders is fair, from a financial point of view, to the Shareholders.

                                   ARTICLE 4
                              CONDUCT OF BUSINESS

4.1 Conduct of Business by the Company

     The Company covenants and agrees that, prior to the earlier of the time (the "Effective Time") of the appointment or election to the Board of Directors of persons designated by BCE who represent a majority of the directors of the Company and the termination of this Agreement, unless BCE or the Chairman of the Board of Directors shall otherwise agree or as otherwise expressly contemplated or permitted by this Agreement:

  (a) the Company shall, and shall cause each of its subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the usual, ordinary and regular course of business;

  (b) the Company shall not directly or indirectly do or permit to occur any of the following: (i) issue, sell, pledge, lease, dispose of, encumber or grant rights to use in or agree to issue, sell, pledge, lease, dispose of, encumber or grant rights to use in: (A) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, any capital stock of the Company (other than pursuant to the exercise of Options or other Convertible Securities currently outstanding as contemplated by this Agreement); or (B) except in the ordinary course of business, any assets of the Company or any of its subsidiaries in excess of U.S.$100 million in the aggregate; (ii) amend or propose to amend the articles, by-laws or other constating documents of the Company or any of its subsidiaries; (iii) split, combine or reclassify any outstanding Common Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Common Shares, other than dividends paid in the ordinary course and consistent with past practice; (iv) redeem, purchase or offer to purchase (or permit any of its subsidiaries to redeem, purchase or offer to purchase) any Common Shares or other securities of the Company;
      (v) approve or adopt a shareholder rights plan; (vi) reorganize, amalgamate or merge the Company or any of its subsidiaries with any other person, corporation, partnership or other business organization whatsoever (other than an internal bona fide reorganization of the Company or any of its subsidiaries (an "Internal Reorganization");
      (vii) reduce the stated capital of the Company; (viii) acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any person, corporation, partnership or other business organization or division or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer or purchase of, any property or assets of any other person, corporation, partnership or other business organization in excess of U.S.$100 million in the aggregate or other than in connection with an Internal Reorganization; (ix) incur or commit to incur, in excess of U.S.$100 million, any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person, corporation, partnership or other business organization, or make any loans or advances, except in the ordinary course of business consistent with past practice; (x) incur or commit to incur capital expenditures not contemplated by the Company's existing business plan in excess of U.S.$100 million in the aggregate; (xi) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its subsidiaries, other than in connection with an Internal Reorganization;
      (xii) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company's financial statements or incurred in the ordinary course of business consistent with past practice; or (xiii) authorize, recommend or propose any release or relinquishment of any material contractual right;

  (c) the Company shall not, and shall cause each of its subsidiaries not to,
      (i) enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers or directors other than pursuant to agreements already entered into and disclosed in the Company Public Documents; or (ii) in the case of employees who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

  (d) the Company shall not, and shall cause each of its subsidiaries not to, adopt or amend any bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

  (e) the Company shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

  (f) the Company shall promptly notify BCE or the Chairman of the Board orally and in writing of any material adverse change in the normal course of its or any of its subsidiaries' businesses or in the operation of its or any of its subsidiaries' properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

  (g) the Company and each of its subsidiaries shall: (i) duly and timely file all tax returns required to be filed by it on or after the date hereof and ensure that all such tax returns are true, complete and correct in all material respects; (ii) timely pay all Taxes which are due and payable (other than those which are being contested in good faith); (iii) not make or rescind any material expressed or deemed election relating to Taxes;
      (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 1998 except as may be required by applicable law;

  (h) the Company shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other paragraphs of this section 4.1.

                                   ARTICLE 5
                                 MISCELLANEOUS

5.1 Further Assurances

     Subject to the conditions herein provided, each party hereto agrees, as soon as reasonably practicable following the date hereof (i) to actively and diligently pursue all regulatory and other approvals and consents (including, if required in the case of BCE, exemptions from the requirements of any stock exchange for shareholder approval for the issuance of BCE Shares hereunder) necessary to consummate the Offer, (ii) to use reasonable commercial efforts to make all necessary registrations and filings (including, but not limited to, filings under applicable laws and submissions of information requested by governmental authorities) to obtain same and (iii) to use all reasonable commercial efforts to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Agreement, including the execution and delivery of such documents as the other parties hereto may reasonably require. Each of the parties hereto, where appropriate, shall reasonably co-operate with the other parties in taking such actions.

5.2 No Solicitations, Opportunity to Match, Etc.

     (a) On and after the date hereof, the Company and its subsidiaries will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise, make, solicit, initiate or encourage inquiries from or submission of proposals or offers from any other person, corporation, partnership or other business organization whatsoever (including any of its officers or employees) relating to any liquidation, dissolution, recapitalization, merger, amalgamation or acquisition or purchase of all or a material portion of the assets of, or any equity interest (including Common Shares) in, the Company or any of its subsidiaries or other similar transaction or business combination involving the Company or any of its subsidiaries (any of such foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"), or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing; provided, however, that the foregoing shall not prevent the Board of Directors or the Company from responding to any bona fide written Acquisition Proposal which is or could reasonably be expected to lead to a Superior Proposal made by a third party after February 15, 2000 that was not solicited after such date and providing information to such a third party.

     (b) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than BCE) with respect to any potential Acquisition Proposal. The Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company and such third party is a party. The Company shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with the

Company relating to any potential Acquisition Proposal and shall use all reasonable efforts to ensure that such requests are honoured.

     (c) The Company shall immediately provide notice to the Offeror of any future bona fide Acquisition Proposal or any request for non-public information relating to the Company or any of its subsidiaries in connection with such a bona fide Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs any member of the Board of Directors or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to the Offeror shall be made, from time to time, first immediately orally and then promptly in writing and shall indicate the identity of the person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to the Company as the Offeror may reasonably request.

     (d) If the Board of Directors receives a request for material non-public information from a party who proposes to the Company a bona fide Acquisition Proposal and the Board of Directors determines, in the manner contemplated by clause (i) of the second paragraph of section 1.2 of this Agreement, that such Acquisition Proposal could reasonably be expected to, if consummated in accordance with its terms, result in a Superior Proposal, then, and only in such case, the Company may provide such party with access to information regarding the Company, subject to the execution of a confidentiality agreement which is customary in such situations and which, in any event, is no less favourable to the Company than the confidentiality and standstill agreement dated January 21, 2000 between BCE and the Company, except for the standstill provisions.

     (e) The Company covenants that it will not enter into any agreement regarding any other Acquisition Proposal (a "Proposed Agreement") without providing BCE and the Offeror with an opportunity to amend this Agreement and the Offer to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the Board of Directors of the Company, acting in good faith and in accordance with its fiduciary duties. In particular, the Company covenants to provide BCE with a copy of any Proposed Agreement as executed by the party making such Acquisition Proposal not less than 48 hours prior to its proposed execution by the Company. In the event that BCE and the Offeror agree to amend this Agreement and/or the Offer as provided above, the Company covenants not to enter into the Proposed Agreement.

     (f) The Company shall ensure that the directors, officers and employees of the Company and its subsidiaries and any investment bankers or other advisors or representatives retained by the Company are aware of the provisions of this section, and the Company shall be responsible for any breach of this section 5.2 by such directors, officers, employees, bankers, advisors or representatives.

5.3 Fees and Expenses

     If at any time after the execution of this Agreement:

  (a) the Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in section 1.2 in a manner adverse to the Offeror for any reason (other than (i) the failure by the Offeror to comply in any material respect with its representations, warranties and covenants contained in this Agreement or (ii) the occurrence of a material adverse change in the business, operations (including results of operations), assets, properties or condition (financial or otherwise) of
      BCE) or shall have resolved to do so prior to the expiry of this Agreement; or

  (b) the Board of Directors shall have failed to reaffirm its recommendation of the Offer by press statement within 48 hours after the public announcement of any Acquisition Proposal (or, in the event that the Offer shall be scheduled to expire within such 48-hour period, prior to the scheduled expiry of the Offer); or

  (c) (i) a Superior Proposal is publicly announced, proposed, offered or made to the Shareholders or to the Company and the period during which Common Shares may be deposited under the Offer expires and insufficient Common Shares have been tendered to the Offer to enable BCE and its affiliates to own 50.1% of the outstanding common shares of the Company (an "Insufficient Tender"), or (ii) the period during which Common Shares may be deposited under the Offer expires, an Insufficient Tender exists and another person has acquired sufficient securities of the Company such that the Common Shares held by such person represent de facto control of the Company;

then the Company shall forthwith pay to BCE the sum of Cdn.$300 million; provided, however, that no such fee shall be payable if an event has occurred which would permit the Company to terminate this Agreement pursuant to subsection 6.1(g) prior to the occurrence of an event described in paragraphs
(a), (b) or (c) above.

5.4 Notification of Certain Matters

     Each party shall give prompt notice to the others of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; and (b) any failure of such party, or any officer, director, employee or agent thereof, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder.

5.5 Investigation

     Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of the other party or parties, as applicable, contained in this Agreement or any document or certificate given pursuant hereto.

5.6 Shareholder Claims

     The Company shall not settle or compromise any claim brought by any present, former or purported holder of any securities of the Company in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of BCE, which shall not be unreasonably withheld or delayed.

5.7 Officers' and Directors' Insurance

     BCE agrees that for the period from the Effective Time until six years after the Effective Time, BCE will cause the Company or any successor to the Company to maintain the Company's current directors' and officers' insurance policy or an equivalent policy subject in either case to terms and conditions no less advantageous to the directors and officers of the Company than those contained in the policy in effect on the date hereof, for all present and former directors and officers of the Company, covering claims made prior to or within six years after the Effective Time, provided that such insurance remains available to the Company or such successor on commercially reasonable terms. BCE also agrees that after the expiration of such six-year period it will use reasonable commercial efforts to cause such directors and officers to be covered under its then existing directors and officers insurance policy, if any. BCE shall, and shall cause the Company (or its successor) to, indemnify the directors and officers of the Company to the fullest extent to which BCE and the Company are permitted to indemnify such officers and directors under their respective charter, by-laws, applicable law and contracts of indemnity.

5.8 Change in Nature of Transaction

     (a) The parties have determined that it is necessary and desirable to proceed with alternative forms of transactions (the "Alternative Transactions") whereby the Offeror (or an affiliate of the Offeror) is effectively to acquire Common Shares on economic terms which, in relation to the holders of Common Shares, are at least equivalent to the Offer (including from a tax perspective). The description of the steps of the Alternative Transactions and related matters are set out in Schedule C attached hereto. The Boards of Directors of the Company and BCE have approved the Alternative Transactions and have resolved to recommend that Shareholders either vote in favour of it, or tender their Common Shares to, the Alternative Transactions.

     (b) In the event of any Alternative Transaction, the references in this agreement to the Offer shall be deemed to refer to such Alternative Transaction and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of such Alternative Transaction, mutatis mutandis.

     (c) If any Alternative Transaction involves a meeting or meetings of securityholders of the Company, the Company shall (i) convene a meeting at a time and date determined by the Company in consultation with BCE but no later than December 31, 2000, subject to extension as contemplated in the proviso to subsection 1.1(c) hereof and (ii) prepare a proxy circular, in form and substance acceptable to the Offeror, acting reasonably, seeking approval of any such Alternative Transaction and mail such circular to such securityholders not earlier than ten business days after the completion of the Nortel Transaction but not later than November 30, 2000, subject to extension as contemplated in the proviso to subsection 1.1(c) hereof.


                                   ARTICLE 6
                       TERMINATION, AMENDMENT AND WAIVER

6.1 Termination

      This Agreement may be terminated:

  (a) at any time prior to the Effective Time, by mutual consent of BCE and the Company;

  (b) (A) by BCE at any time on or prior to July 31, 2000 if any condition to making the Offer is not satisfied or waived by such date other than as a result of BCE's default hereunder, or (B) on or after July 31, 2000, by either BCE or the Company at any time if the other party is in default of any covenant or obligation under this Agreement in any material respect or if any representation or warranty of the other party under this Agreement is untrue or incorrect (or, if any such representation or warranty is not qualified by a materiality concept, untrue or incorrect in any material respect) as at the date made;

  (c) by either BCE or the Company after the 120th day following the Mailing Date, if the Offeror has not taken up and paid for Common Shares deposited under the Offer, otherwise than as a result of the breach by such party of any material covenant or obligation under this Agreement or as a result of any representation or warranty of such party in this Agreement being untrue or incorrect in any material respect; provided, however, that if the Offeror's take up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by the Company pursuant to this subsection 6.1(c) until the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

  (d) by BCE if any condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer and the Offeror shall not elect to waive such condition or extend the Offer;

  (e) by either the Company or BCE if, prior to the termination of the Offer, the Board of Directors withdraws, modifies or changes its recommendation regarding the Offer in accordance with section 1.2; or

  (f) by the Company, if BCE does not mail the Offer within the time contemplated by section 1.1; or

  (g) by the Company, if there shall have occurred any change that has a BCE Material Adverse Effect which results, directly or indirectly, from any act or action taken or not taken by BCE at or prior to the entering into of the Support Agreement.

6.2 Amendment

     This Agreement may not be amended except by an instrument signed by each of the parties hereto.

6.3 Waiver

     At any time prior to the Effective Time, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of any other party thereto; or (b) waive compliance with any of the agreements of any other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

6.4 Effect of Termination

     If this Agreement is terminated as provided in section 6.1, there shall be no liability or further obligation on the part of any party hereto or any of their respective shareholders, officers or directors, except for liability arising from a wilful breach of any representations, warranties or covenants in this Agreement or common law fraud (and any action with respect thereto must be commenced within two years of the date hereof) and except for the obligation of the Company to pay any amounts payable by it in accordance with section 5.3 of this Agreement.

                                   ARTICLE 7
                               GENERAL PROVISIONS

7.1 Brokers

     The Offeror and the Company represent and warrant to each other that, except for CIBC World Markets and Morgan Stanley Dean Witter, in the case of BCE, and Lehman Brothers and RBC Dominion Securities Inc., in the case of the Company, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer, an Alternative Transaction or any similar transaction. The Company has a correct and complete copy of all agreements between the Company or any subsidiary or affiliate thereof and Lehman Brothers relating to the payment of fees and expenses to it.

7.2 Public Statements

     Except as required by applicable law, neither BCE nor the Company shall make any public announcement or statement with respect to the Offer, the Lock-up Agreements or this Agreement without the approval of the Company or BCE, respectively, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with law. Moreover, in any event, each party agrees to give prior notice to the other of any public announcement relating to the Offer, the Lock-up Agreements or the affairs of the Company, and agrees to consult with each other prior to issuing each such public announcement.

7.3 Notices

     All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered, or if sent by facsimile transmission, upon receipt of confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person. The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission the date of such transmission if sent during normal business hours on a business day, failing which it shall be deemed to have been received on the next business day.

     If to BCE the Offeror:

     BCE Inc.
     Bureau 3700
     1000, rue de la Gauchetiere Ouest
     Montreal, Quebec
     H3B 4Y7

     Phone:      (514) 870-4637
     Fax:        (514) 870-4877
     Attention:  Martine Turcotte,
                 Chief Legal Officer
     with a copy to:

     Davies, Ward & Beck
     44th Floor
     1 First Canadian Place
     Toronto, ON M5X 1B1

     Phone: (416) 863-0900
     Fax: (416) 863-0871
     Attention: J-P. Bisnaire

     If to the Company:

     Teleglobe Inc.
     23rd Floor
     1000, rue de la Gauchetiere Ouest
     Montreal, Quebec
     H3B 4X5

     Phone: (514) 868-7722
     Fax: (514) 868-7438
     Attention: Andre Bourbonnais, Vice President,
                Chief Legal Officer and Corporate Secretary

     With a copy to:

     Stikeman Elliott
     40th Floor
     1155 Rene-Levesque Boulevard West
     Montreal, Quebec
     H3B 3V2

     Attention: Pierre Raymond and Robert Hogan

     Phone: (514) 397-3061
     Fax: (514) 397-3222

     Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this section 7.3.

7.4 Currency

     Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

7.5 Interpretation

     The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to sections and Articles refer to sections and articles of this Agreement unless otherwise stated. Unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

7.6 Severability

     If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party's anticipated benefits under the agreement.

7.7 Entire Agreement, Assignment and Governing Law

     This Agreement and the confidentiality and standstill agreement previously entered into between the parties, as the same has been or may be waived or amended, together with all other documents and instruments referred to herein, constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

     This Agreement: (a) is not intended to confer upon any other person any rights or remedies hereunder; (b) shall not be assigned by operation of law or otherwise, except that BCE may assign all or any portion of its rights under this Agreement to any wholly-owned subsidiary of BCE, but no such assignment shall relieve BCE of its obligations hereunder; and (c) shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Quebec and the laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Quebec.

7.8 Counterparts

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

7.9 English Language

     The parties hereto have expressly requested that this Agreement and the schedules thereto be drafted in the English language. Les parties a la presente ont expressement demande que cette entente ainsi que les cedules s'y rattachant soient redigees dans la langue anglaise.

     IN WITNESS WHEREOF, the parties have executed this Agreement.


                                        BCE INC.

                                        by _______________________________



                                        TELEGLOBE INC.

                                        by _______________________________

                                   SCHEDULE A

                            CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the agreement to which this schedule is attached, the Offeror shall have the right to withdraw the Offer and not take up and pay for any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a) all requisite regulatory approvals, reviews or decisions (including, without limitation, those of any stock exchanges or securities or other regulatory authorities) to the consummation of the Offer shall have been obtained or concluded on terms satisfactory to the Offeror, acting reasonably;

  (b) (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

      (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares or any of them or the right of the Offeror to own or exercise full rights of ownership of the Common Shares or any of them; or

      (B) which, if the Offer were consummated, (x) would require the Company or any of its subsidiaries to dispose of a material asset, impose material limitations or conditions on the business or operations of the Company and its subsidiaries, or impose material fines or penalties on the Company or any of its subsidiaries and (y) such disposition, limitations, fines or penalties would reasonably be expected to have a Company Material Adverse Effect or a BCE Material Adverse Effect;

  (c) either (i) the Commissioner under the Competition Act (Canada) shall have issued an advance ruling certificate ("ARC") under section 102 of the Competition Act in respect of the Offer and shall not have subsequently withdrawn or purported to have withdrawn such ARC prior to the Offeror's acquisition of Common Shares pursuant to the Offer or have stated or otherwise indicated that he has obtained new information as a result of which he is no longer satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal under section 92 of the Competition Act with respect to the Offer; or (ii) the applicable waiting period under section 123 of the Competition Act shall have expired, and the Competition Commissioner or his authorized representative shall have advised the Offeror (on terms and in a form satisfactory to the Offeror) that the Commissioner does not intend to make an application under section 92 of the Competition Act in respect of the Offer and neither the Commissioner nor any of his representatives shall have rescinded or amended such advice;

  (d) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and under any other applicable foreign competition laws, shall have expired;

  (e) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any Common Shares deposited under the Offer;

  (f) there shall not exist and shall not have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offeror in writing) any change that has a Company Material Adverse Effect which results, directly or indirectly, from:

      (i) any act or action taken or not taken by the Company at or prior to the entering into of the Support Agreement; or

      (ii) any act or action taken or not taken by the Company which has been approved by the Board of Directors in circumstances where the BCE nominees to the Board of Directors have voted against;

  (g) the Offeror shall not have become aware of any untrue statement of a material fact in the Company Public Documents, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading therein the light of the circumstances in which it was made, in either case that is adverse to the Company; and

  (h) (i) the Company shall not have breached in any material respect any of its covenants contained in the Support Agreement (other than a breach resulting from any act or action (or act or action not taken) that has been approved by the Chairman of the Board) and (ii) the representations and/or warranties of the Company contained in the Support Agreement shall have been, as at the date made, true and correct or, if not already qualified by a materiality concept, true and correct in all material respects.

      The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in the conditions to the Offer will be final and binding upon all parties.

                                   SCHEDULE B

                          PROVISIONS TO BE INCLUDED IN
                      HOLDCO AGREEMENT, WITHOUT LIMITATION

1. Representations and Warranties of Holdco and the Holdco Shareholders

      Holdco and each of the Holdco Shareholders hereby jointly and severally represent and warrant to the Offeror as follows and hereby acknowledge and confirm that the Offeror is relying on such representations and warranties in connection with the purchase by the Offeror of the Holdco Shares:

      (a) the Common Shares which are being tendered to the Offer have been held directly since [date to be inserted] by Holdco;

      (b) the execution and delivery of this Holdco Agreement by the Holdco Shareholders and Holdco and the completion by the Holdco Shareholders and Holdco of the transactions contemplated hereby:

          (i) will not conflict with, result in the breach of or constitute a default under the articles, by-laws or resolutions of Holdco or any agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment, whether written or oral (a "Contract") to which the Holdco Shareholders or Holdco is a party; and

          (ii) do not and will not violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree binding upon the Holdco Shareholders or Holdco;

      (c) each of the Holdco Shareholders and Holdco is a resident of Canada for the purposes of the Canadian Income Tax Act or if any Holdco Shareholder is not a resident of Canada for such purposes, either: (i) such Holdco Shareholder has provided a certificate pursuant to section 116 of the Canadian Income Tax Act in respect of the sale by such Holdco Shareholder of the Holdco Shares being tendered to the Offer by such Holdco Shareholder with a certificate limit that is not less than the value of the consideration payable by the Offeror to such Holdco Shareholder pursuant to the Offer; or (ii) such Holdco Shareholder acknowledges that the Offeror shall be permitted to withhold from the amount payable to such Holdco Shareholder pursuant to the Offer any amount required to be remitted by the Offeror pursuant to section 116 of the Canadian Income Tax Act or pursuant to applicable tax laws of any other jurisdiction;

      (d) this Holdco Agreement has been duly executed and delivered by each of the Holdco Shareholders and Holdco and is a valid and binding obligation of each of the Holdco Shareholders and Holdco enforceable against each of the Holdco Shareholders and Holdco in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and provided that equitable remedies will only be awarded in the discretion of a court of competent jurisdiction;

     (e) all of the Holdco Shares are registered in the name of, and beneficially owned by, not more than five Holdco Shareholders free and clear of all liens, charges, encumbrances, claims and equities (collectively, "Liens");

     (f) no person has any Contract, warrant or option or any right capable of becoming a Contract, warrant or option for the purchase from any of the Holdco Shareholders of any of the Holdco Shares or from Holdco of any shares or other securities of Holdco or of any of the Common Shares held by Holdco;

     (g) the Holdco Shares are validly issued and outstanding as fully paid and non-assessable shares in the capital of Holdco and are the only issued and outstanding shares in the capital of Holdco;

     (h) Holdco is a corporation duly incorporated on or after February 1, 2000 and duly organized and validly existing under the laws of Canada;

     (i) Holdco is the beneficial and registered holder of Common Shares (the "Subject Shares") all of which are held by Holdco free and clear of all Liens;

     (j) Holdco owns or holds no property or assets or any interests therein of any nature or kind whatsoever other than the Subject Shares and Holdco carries on no active business;

     (k) Holdco has no obligations, liabilities (whether actual or contingent) or indebtedness to any person, including without limitation any liabilities in respect of federal or provincial income, corporate, goods and services, harmonized sales, sales, excise, employer health or any other taxes, duties or imposts of any nature or kind whatsoever, or in respect of any judgments, orders, fines, interest, penalties, awards or decrees of any court, tribunal or governmental, administrative or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign;

     (l) Holdco has no subsidiaries and is not bound by any Contract to acquire or lease in any manner any shares or assets of any nature or kind whatsoever;

     (m) Holdco does not have, and has never had, any employees and its directors and officers receive no remuneration or compensation from Holdco;

     (n) Holdco is not a party to any Contract of any nature or kind whatsoever except for the Contract with the Seller pursuant to which Holdco acquired the Subject Shares (a true and complete copy of which has been provided to the Offeror);

     (o) there are no claims, investigations, actions, suits or proceedings pending or threatened against or affecting Holdco or the Holdco Shareholders, whether at law or in equity or before or by any federal, provincial, municipal or other governmental or administrative or regulatory department, commission, board, tribunal, bureau, agency or instrumentality, domestic or foreign, that would adversely affect in any manner the ability of Holdco and the Holdco Shareholders to enter into this Holdco Agreement and perform their obligations hereunder;

     (p) there are no claims, investigations, actions, suits or proceedings pending or threatened against or affecting Holdco, whether at law or in equity or before or by any federal, provincial, municipal or other governmental or administrative or regulatory department, commission, board, tribunal, bureau, agency or instrumentality, domestic or foreign;

     (q) Holdco is in full compliance with all laws, rules or regulations to which Holdco or the Subject Shares may be subject;

     (r) the books and records of Holdco fairly and correctly set out and disclose in all respects, in accordance with generally accepted accounting principles in Canada consistently applied, the financial position of Holdco as of the date hereof and all financial transactions of Holdco have been accurately recorded in such books and records;

     (s) the corporate records and minute books of Holdco contain complete and accurate minutes of all meetings of the directors and shareholders of Holdco held since its incorporation and all such meetings were duly called and held and the share certificate books, register of shareholders, register of transfers and register of directors and officers of Holdco are complete and accurate;

     (t) the Holdco Shareholders acknowledge that where there is more than one Holdco Shareholder, no Holdco Shareholder shall be entitled to withdraw any Holdco Shares tendered to the Offer unless the notice of withdrawal is duly executed by all of the Holdco Shareholders in respect of all outstanding Holdco Shares and such Holdco Shares are otherwise withdrawn in compliance with all provisions of the Offer relating to withdrawals.

2. Covenants

     Holdco Documents. The Holdco Shareholders and Holdco shall forthwith make available to the Offeror and its authorized representatives all minute books, share certificate books, share registers, books of account, accounting records, corporate documents and all other books or records, documents, information or data relating to Holdco (collectively the "Holdco Documents"). At the time of closing, all of the Holdco Documents shall be delivered to the Offeror by the Seller and Holdco.

3. Indemnification

     (a) Obligations to Indemnify. Each of the Seller, the Holdco Shareholders and Holdco agrees to indemnify and save harmless the Offeror and, unless BCE is the Offeror, BCE from all claims, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including, without limitation, reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) (collectively "Losses") suffered or incurred by the Offeror as a result of or arising directly or indirectly out of or in connection with any breach by the Seller, the Holdco Shareholders or Holdco of any representation, warranty, obligation or covenant of the Seller, the Holdco Shareholders or Holdco contained in this Holdco Agreement. The Offeror agrees to indemnify and save harmless the Seller from all Losses suffered or incurred by the Seller as a result of or arising directly or indirectly out of or in connection with any breach by the Offeror of any representation, warranty, obligation or covenant of the Offeror contained in this Holdco Agreement.

     (b) Notice of Claim. In the event that a party (the "Indemnified Party") shall become aware of any claim, proceeding or other matter (a "Claim") in respect of which another party (the "Indemnifying Party") agreed to indemnify the Indemnified Party pursuant to this Holdco Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting directly from the Indemnified Party's failure to give such notice on a timely basis.

     (c) Direct Claims. With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

     (d) Third Party Claims. With respect to any Third Party Claim, the Indemnified Party shall have the exclusive right, at the expense of the Indemnifying Party, to contest, settle or pay the amount claimed and to retain counsel and other experts or advisers selected by the Indemnified Party in its sole discretion in connection therewith; provided, however, that the Indemnified Party shall not settle any Third

Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnified Party elects to assume such control, the Indemnifying Party shall have the right, at its sole expense, to participate in the negotiation, settlement or defence of such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

     (e) Payment and Cooperation. The Indemnifying Party shall pay to the Indemnified Party all amounts for which the Indemnifying Party is liable pursuant to this section promptly after the Indemnified Party incurs the Loss in respect of which such liability arises. The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

     (f) Tax Effect. If any payment received by an Indemnified Party hereunder (an "Indemnity Payment") would constitute income for tax purposes to such Indemnified Party, the Indemnifying Party shall pay a Tax Gross Up to the Indemnified Party at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. The amount of any Loss for which indemnification is provided shall be adjusted to take into account any tax benefit realized by the Indemnified Party or any of its affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For purposes of this paragraph (f), any tax benefit shall be taken into account at such time as it is received by the Indemnified Party or its affiliate. Notwithstanding the foregoing provisions of this paragraph (f), if an Indemnity Payment is included in the Indemnified Party's income pursuant to paragraph 12(1)(x) of the Canadian Income Tax Act (or an equivalent provision of any relevant provincial legislation), the Indemnified Party covenants and agrees to make an election pursuant to subsection 12(2.2) of the Canadian Income Tax Act (and the equivalent provision of any applicable provincial legislation) with respect to the Indemnity Payment to the maximum extent possible such that the amount of the Indemnity Payment included in the Indemnified Party's income for tax purposes is minimized or eliminated. For purposes of this paragraph (f), "Tax Gross Up" shall mean, with respect to any Indemnity Payment, such additional amount (calculated in accordance with the Calculation Method) as is necessary to place the Indemnified Party in the same after tax position as it would have been in had such Indemnity Payment been received tax free; and "Calculation Method" with respect to the calculation of any Tax Gross Up on any Indemnity Payments, shall mean that such Tax Gross Up shall be calculated by using the combined federal and provincial income tax rate applicable to the Indemnified Party and, except as provided in this paragraph (f), without regard to any losses, credits, refunds or deductions that the Indemnified Party may have which could affect the amount of tax payable on any such Indemnity Payment.

                                   SCHEDULE C

                            ALTERNATIVE TRANSACTIONS

Plan of Arrangement

     The parties acknowledge and agree that it is the intention of the parties that the acquisition of Common Shares by the Offeror (the "Acquisition") be effected in a manner that permits both Canadian and United States Shareholders to dispose of their Common Shares on a tax-deferred rollover basis (a "Tax Deferred Basis"). In order to achieve the foregoing objective, it is proposed that the Acquisition be effected pursuant to a Plan of Arrangement (the "Plan of Arrangement") under section 192 of the Canada Business Corporations Act ("CBCA") in a manner to permit Shareholders to obtain a rollover for Canadian income tax purposes under section 85.1, or, where the Shareholder elects, under section 85, of the Canadian Income Tax Act and any applicable provincial tax legislation (collectively, "Canadian Income Tax Legislation") and to permit Shareholders to obtain a tax-free rollover for United States tax purposes pursuant to section 368(a)(1)(B) of the United States Internal Revenue Code (a "B Reorganization"). The parties agree to cooperate to consummate the Plan of Arrangement pursuant to a B Reorganization for United States tax purposes.

Proposed Steps

     Pursuant to the Plan of Arrangement, the following steps would be undertaken:

1. The common shares of the Company would be reorganized whereby Bell Canada would exchange a portion of its common shares for a new class of fully participating subordinate voting shares ("Subordinate Voting Shares") representing a 3.5% equity interest carrying a one-tenth vote per share so that Bell Canada and all other affiliates of BCE, together with the Third Series Preferred Shares, hold less than 20% of the voting power attaching to shares of the Company.

2. The Third Series Preferred Shares would be amended to add a one-tenth vote per share.

3. All outstanding Common Shares (other than common shares and Subordinate Voting Shares owned by Bell Canada) would be exchanged for BCE Shares at the Share Exchange Ratio.

4. The Holdco Election would only be available to Canadian Shareholders of the Company if the making of the Holdco Election by any such Shareholders would not adversely impact the tax consequences to United States Shareholders or to the Offeror (other than in respect of the effect on the Offeror of the difference in tax treatment in respect of section 85 or section 85.1 of the Canadian Income Tax Act and other Canadian Income Tax Legislation) under the Plan of Arrangement.

5. The BCE Shares will be issued to United States Shareholders pursuant to the provisions of section 3(a)(10) of the United States Securities Act of 1933, as amended.

Shareholder Votes

1. A special meeting (the "Special Meeting") of the holders of common shares and Third Series Preferred Shares would be held to vote on the Plan of Arrangement. Subject to the terms and conditions of this agreement, each Seller agrees (i) to vote in favour of the Plan of Arrangement, (ii) deliver to the Offeror no later than ten days prior to the date of the meeting a duly executed proxy, which proxy shall be irrevocable, in favour of the Offeror voting in favour of the Alternative Transaction, and (iii) not to exercise any rights of dissent provided under section 190 of the CBCA in connection with the Plan of Arrangement.

2. The Interim Order obtained from the Court would provide that in order for the Plan of Arrangement to proceed, the Plan of Arrangement must (i) be approved by two-thirds of the votes cast by the holders of common shares present or represented by proxy at the Special Meeting, including Common Shares held by BCE and its affiliates, and (ii) receive minority approval as required by relevant Canadian securities rules or policies, which would exclude, among others, votes cast by BCE and its affiliates.

3. The Interim Order would provide only that a vote of the Third Series Preferred Shares be held at the Special Meeting, not that the Plan of Arrangement must be approved by the Third Series Preferred Shares.

Court Approval

o The Plan of Arrangement would be implemented following the grant by the Court of a Final Order under section 192 of the CBCA.

o Assuming the Plan of Arrangement is approved by the requisite votes of the common shares (including minority approval), but the Plan of Arrangement does not receive a favourable vote of the holders of the Third Series Preferred Shares, the Court would be asked in the Final Order to approve all steps of the Plan of Arrangement in any event.

Alternative Offer

     (a) In the event that (i) either party determines, acting in good faith and based on third party tax advice, that the Plan of Arrangement may not be effected on a Tax Deferred Basis for Canadian or United States income tax purposes or (ii) the Plan of Arrangement is not approved by the requisite votes of the common shares or the Court does not grant the Final Order, the Acquisition would then be made by way of an offer (the"Alternative Offer") made by BCE and/or a direct or indirect wholly-owned subsidiary of BCE (collectively, the "Offeror") to the holders of any and all of the outstanding Common Shares to acquire all of the outstanding Common Shares on the basis of, for each Common Share, that portion (the "Alternative Share Exchange Ratio") determined as follows:

          (i) in the event the closing of the Nortel Transaction occurs prior to the First Take-Up Date, Cdn.$0.25 plus that portion of a BCE Share (expressed to three decimal places with amounts less than 0.0005 being rounded down and amounts equal to or greater than
                0.0005 being rounded up, in each case to the nearest one-thousandth of a BCE Share) as is equal to the ratio obtained by dividing (A) Cdn.$48.16 (being Cdn.$48.41 less Cdn.$0.25) by
                (B) the BCE Weighted Average Trading Price; and

          (ii) in the event the closing of the Nortel Transaction has not been completed or is terminated prior to the First Take-Up Date, Cdn.$0.25 plus 0.299 of a BCE Share per Common Share.

     (b) The Alternative Share Exchange Ratio specified in paragraph (a)(i) above shall be subject to a minimum of 0.85 of a BCE Share per Common Share and a maximum of 0.97 of a BCE Share per Common Share.

     (c) Shareholders may elect to receive cash in lieu of BCE Shares for up to 20% of their consideration for all or part of their Common Shares based upon the BCE Weighted Average Trading Price.

     (d) The Offeror agrees to execute and jointly file with each Shareholder who so requests an election pursuant to section 85 of the Canadian Income Tax Act and Canadian Income Tax Legislation in which election such Shareholder will be entitled to elect the amount which shall be such Shareholder's proceeds of disposition and the Offeror's cost of the Common Shares exchanged for BCE Shares, provided such amount is within the limits prescribed by Canadian Income Tax Legislation and provided that such Shareholder shall be responsible for preparing the appropriate tax election form and providing the Offeror with a letter representing to the Offeror that such Shareholder either (i) is a resident of Canada for purposes of the Canadian Income Tax Legislation and is not exempt from tax or (ii) is a non-resident of Canada, the Common Shares are taxable Canadian property to such Shareholder and the Shareholder is not exempt from Canadian tax on any gain such Shareholder would realize on a disposition of the Common Shares. Such Shareholder shall provide the Offeror with the completed election form no later than January 15, 2001. The Offeror will execute any completed election form received and return such form by mail to the Shareholder within 30 days of receipt thereof. The Shareholder shall be solely responsible for filing the form with the appropriate tax authority.

     (e) The Alternative Offer would be made within 15 days following the earliest of (i) the date of the Special Meeting, if the holders of common shares fail to approve the Plan of Arrangement, (ii) the date of the court hearing on the Final Order, if the Final Order approving the Plan of Arrangement is not obtained or (iii) a determination referred to in paragraph (a) being made by the Sellers.

     (f) The Alternative Offer would not be subject to a minimum tender condition.

     (g) The Alternative Offer would contain the conditions contemplated by Schedule B and otherwise be in conformity, mutatis mutandis, with the provisions of this agreement.

     (h) For certainty, Shareholders would be entitled to make the Holdco Election under the Alternative Offer and the Offeror agrees to execute and file the tax election contemplated by paragraph (d) above in respect of any such Holdco Election.